[LETTERHEAD OF COGENT INC.]

Via Edgar

September 19, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Kronforst, Accounting Branch Chief
Chris Davis, Senior Staff Accountant
Mark Shannon, Staff Accountant

Re:	Cogent, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 000-50947

Ladies and Gentlemen:

I am writing on behalf of Cogent, Inc., a Delaware corporation (the “Company”), in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated September 6, 2007 (the “Staff Letter”).

The paragraphs below numbered 1 to 4 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

1.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

The Company believes that, due to the limited number of transactions the Company conducts each period and the simplicity of its accounts, the material features of its cash flows from operations are generally discernible from the face of the statement of cash flows. The Company has included discussion of elements of its cash flow statements elsewhere in Item 7 of the Form 10-K, including the discussion of deferred revenue and accounting for taxes on page 39, which the Company believes is informative to the reader of the cash flow statement. Nonetheless, the Company acknowledges that additional disclosure regarding the underlying reasons for changes in working capital items that affect operating cash flows would be helpful.

In future filings, the Company will enhance and expand its discussion of the underlying drivers and material factors relating to its cash flows from operating activities in light of the Staff’s comment and the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

2.	Please revise the audit report here and on page 48 to provide the signature of your Independent Registered Public Accounting Firm. See Rule 2-02(a)(2) of Regulation S-X. Similar concerns apply to the consent of your Independent Registered Accounting Firm included in Exhibit 23.1.

Prior to filing the Form 10-K the Company obtained manually signed copies of the reports of its independent registered public accounting firm set forth on pages 48 and F-1 of the Form 10-K, as well as the consent of its independent registered public accounting firm included in Exhibit 23.1. The Company will retain these signed copies for at least five years. In response to the Staff’s comment, in future filings the Company will ensure that the typed signature of its independent registered public accounting firm is provided on all applicable reports and consents.

Statement of Operations, page F-3

3.	We note that bundled license arrangements for which you do not have VSOE of the maintenance are recognized ratably and are included in product revenues on your Statement of Operations. Further, we note that you recognize revenue using contract accounting. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Also, please explain to us how each of these presentations comply with Rule 5-03(b)(1) of Regulation S-X.

The Company classifies revenues as either product revenues or maintenance and services revenues. For bundled license arrangements for which the Company does not have vendor-specific objective evidence of the fair value (“VSOE”) of maintenance, the revenue, which is recognized ratably, is reported as product revenue. The Company believes this presentation best depicts the substance of the transaction as the Company believes that the vast majority of the arrangement value is attributable to the product component of the bundled arrangement. The Company notes that for arrangements where the Company has VSOE of fair value of the maintenance, the revenue allocated to maintenance is 10% or less of the total arrangement fee. While the VSOE of maintenance does not exist for certain arrangements, the Company believes that the majority of arrangement value in such arrangements is attributable to the product element and therefore reporting the ratably recognized revenue as product revenue is appropriate.

Revenue recognized using the percentage of completion method as described by Statement of Position (“SOP”) 81-1 results from arrangements which require significant modification or customization of the Company’s software. For these arrangements, the Company defers revenue related to any service element, which is generally maintenance, based upon VSOE of fair value of the service. Revenues related to the service elements of these contracts are recognized as the services are delivered and are reported as maintenance and services revenues. The residual amount of the arrangement fee, which is attributable to the customized software product, is recognized using the percentage of completion method of accounting as described by SOP 81-1 and is reported as product revenue.

The Company believes that its reporting of revenues as described above best characterizes the economic substance of the arrangements and is in compliance with Rule 5-03(b)(1) of Regulation S-X.

4.	We note that you derive substantially all of your revenues from contracts with international, federal, state and local governments and government agencies. Please tell us whether your arrangements are subject to fiscal funding clauses. If so, tell us how your accounting complies with paragraphs 32-33 of SOP 97-2.

While the Company derives a substantial portion of its revenues from contracts with governmental units, the Company rarely enters into contracts that are not fully funded at the date of contract execution.

For the limited number of contracts that are subject to fiscal funding clauses, the Company assesses recognition of revenue in accordance with paragraphs 32-33 of SOP 97-2. In accordance with paragraph 33 of SOP 97-2, the Company’s software licensing arrangements with governmental units that contain a fiscal funding clause are evaluated to determine whether the uncertainty of a possible license arrangement cancellation is a remote contingency. If the likelihood is assessed as remote, the software licensing arrangement is considered noncancelable.

During the three years ended December 31, 2006, the Company entered into only one contract subject to a fiscal funding clause. In that contract a portion of the contract value was fully funded. The revenue recognized for that contract was limited to the amount fully funded.

* * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (626) 799-8090.

Sincerely,

/s/ Paul Kim
Paul Kim
Chief Financial Officer

cc:	Scott Stanton (Morrison & Foerster LLP)

Tim Lovoy (Deloitte & Touche LLP)